Exhibit 99.1

INTRODUCTION

The Toronto-Dominion Bank (the Bank) produces quarterly and annual reports, which are submitted to the U.S. Securities and Exchange Commission (SEC) under Form 6-K and Form 40-F, respectively, and which are incorporated by reference into registration statements of the Bank relating to offerings of securities. These reports are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). SEC regulations require certain additional disclosures to be included in such registration statements reconciling financial information in the reports from Canadian GAAP to U.S. generally accepted accounting principles (U.S. GAAP). This additional disclosure is contained in this document for the six months ended April 30, 2011 and should be read in conjunction with the Bank’s Reports to Shareholders for the quarters ended April 30, 2011 and January 31, 2011 and the 2010 Annual Report on Form 40-F.

ADDITIONAL NOTE TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED APRIL 30, 2011
(UNAUDITED)

RECONCILIATION OF CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accounting principles followed by the Bank, including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada, conform with Canadian GAAP. Significant differences between Canadian GAAP and U.S. GAAP are described in the Bank’s 2010 Annual Report on Form 40-F filed with the SEC. This additional note updates that disclosure for the six months ended April 30, 2011. The impact of the GAAP differences for the six months ended April 30, 2011 are detailed below.

Net Income
(millions of Canadian dollars)	For the six months ended
	April 30	April 30
	20111	20101
Net income attributable to the Bank based on Canadian GAAP	$2,873	$2,473
Employee future benefits	7	(7)
Securitizations (Note h)	37	-
Derivative instruments and hedging activities	(769)	(800)
Liabilities and equity	12	13
Net securities losses2(Note f)	(7)	(20)
Insurance Income (Note j)	(33)	38
Other income/(expense) (Note a)	48	69
Provision for credit losses (Note f)	69	18
Income taxes and net change in income taxes due to the above items (Note k)	339	331
Net income based on U.S. GAAP	2,576	2,115
Less: Additional net income attributable to non-controlling interest based on U.S. GAAP	-	-
Net income attributable to the Bank based on U.S. GAAP	$2,576	$2,115
Less: Preferred dividends	101	110
Net income attributable to the Bank’s common shareholders based on U.S. GAAP	$2,475	$2,005
Average number of common shares outstanding (millions)
Basic - U.S. GAAP/Canadian GAAP	881.2	861.5
Diluted - U.S. GAAP/Canadian GAAP	885.9	866.7
Basic earnings per share - U.S. GAAP	$2.81	$2.33
- Canadian GAAP	3.16	2.76
Diluted earnings per share - U.S. GAAP	$2.79	$2.31
- Canadian GAAP	3.14	2.74
1
For the six months ended April 30, 2011, the effect of U.S. GAAP adjustments to the Canadian GAAP Interim Consolidated Statement of Income is as follows: $270 million decrease to net interest income (2010 - $619 million decrease), $397 million decrease to other income (2010 - $9 million decrease), and $370 million decrease to non-interest expense (2010 - $272 million decrease).

2
Net securities losses for the six months ended April 30, 2011 include credit losses of $32 million (2010 - $62 million) (consisting of $45 million (2010 - $101 million) of unrealized losses, net of $13 million (2010 - $39 million) recognized in other comprehensive income) and realized securities gains of $25 million (2010 - $42 million).

TD Bank Group Q2 2011 U.S. GAAP Reconciliation

Interim Consolidated Statement of Comprehensive Income
(millions of Canadian dollars)	For the six months ended
			April 30	April 30
			2011	2010
	Canadian GAAP	Adjust- ments	U.S. GAAP	U.S. GAAP
Net income attributable to the Bank	$2,873	$(297)	$2,576	$2,115
Other comprehensive income (loss), net of income taxes
Change in unrealized gains (losses) on available-for-sale securities, net of hedging activities1	(285)	(162)	(447)	63
Reclassification to earnings of net losses (gains) in respect of available-for-sale Securities2	3	-	3	(3)
Net change in unrealized foreign currency translation gains (losses) on investments in subsidiaries, net of hedging activities3,4	(1,746)	(87)	(1,833)	(1,566)
Change in net gains (losses) on derivative instruments designated as cash flow Hedges5	(800)	737	(63)	636
Reclassification to earnings of gains on cash flow hedges6	(330)	-	(330)	(581)
Pension liability adjustment7	-	46	46	(3)
Other comprehensive income (loss), net of tax	(3,158)	534	(2,624)	(1,454)
Comprehensive income attributable to the Bank	(285)	237	(48)	661
Add: Comprehensive income attributable to non-controlling interest	(51)	-	(51)	53
Total comprehensive income	$(336)	$237	$(99)	$714
1	Net of income tax provision (benefit) of ($201) million (April 30, 2010 - $92 million).
2	Net of income tax benefit of $3 million (April 30, 2010 - nil).
3	Net of income tax provision of $396 million (April 30, 2010 - $367 million).
4	Includes $1,096 million (April 30, 2010 - $997 million) of after-tax gains arising from hedges of the Bank’s investment in foreign operations.
5	Net of income tax provision (benefit) of ($7) million (April 30, 2010 - $314 million).
6	Net of income tax provision of $148 million (April 30, 2010 - $269 million).
7	Net of income tax provision (benefit) of ($9) million (April 30, 2010 - $20 million).

TD Bank Group Q2 2011 U.S. GAAP Reconciliation

Condensed Interim Consolidated Balance Sheet
(millions of Canadian dollars)						As at
			April 30 2011			October 31 2010
	Canadian GAAP	Adjust- ments	U.S. GAAP	Canadian GAAP	Adjust- ments	U.S. GAAP
Assets
Cash and due from banks	$3,086	-	$3,086	$2,574	$-	$2,574
Interest-bearing deposits with banks	13,672	(5,067)	8,605	19,136	(4,768)	14,368
Securities
Trading	63,475	(302)	63,173	56,559	502	57,061
Designated as trading under the fair value option	3,162	(995)	2,167	2,983	-	2,983
Available-for-sale	103,408	191	103,599	102,355	15,474	117,829
Held-to-maturity	7,818	(7,394)	424	9,715	(9,180)	535
Securities purchased under reverse repurchase agreements	50,341	-	50,341	50,658	-	50,658
Loans
Residential mortgages	77,429	12,834	90,263	71,507	(632)	70,875
Consumer instalment and other personal	108,005	5,908	113,913	100,880	-	100,880
Credit card	8,954	-	8,954	8,870	-	8,870
Business and government	82,248	(82)	82,166	83,396	(316)	83,080
Business and government designated as trading under the fair value option	36	81	117	85	27	112
Debt securities classified as loans	6,388	(6,388)	-	7,591	(7,591)	-
Allowance for loan losses	(2,312)	351	(1,961)	(2,309)	303	(2,006)
Loans, net of allowance for loan losses	280,748	12,704	293,452	270,020	(8,209)	261,811
Investment in TD Ameritrade	4,921	-	4,921	5,485	-	5,485
Derivatives	50,208	(39,402)	10,806	51,675	(42,039)	9,636
Goodwill	13,685	(65)	13,620	14,460	(20)	14,440
Other intangibles	2,164	(7)	2,157	2,093	(8)	2,085
Other assets	33,179	5,761	38,940	31,832	5,325	37,157
Total assets	$629,867	$(34,576)	$595,291	$619,545	$(42,923)	$576,622
Liabilities
Deposits	$437,936	$(4,460)	$433,476	$429,971	$(3,653)	$426,318
Derivatives	55,033	(40,775)	14,258	53,685	(42,753)	10,932
Other liabilities	81,023	11,465	92,488	79,006	4,354	83,360
Subordinated notes and debentures	12,504	-	12,504	12,506	-	12,506
Liabilities for preferred shares	580	(550)	30	582	(550)	32
Total liabilities	587,076	(34,320)	552,756	575,750	(42,602)	533,148
Equity
Bank shareholders’ equity
Common shares	17,293	-	17,293	16,730	39	16,769
Preferred shares	3,395	550	3,945	3,395	550	3,945
Treasury shares	(104)	-	(104)	(92)	-	(92)
Contributed surplus	276	(6)	270	305	(6)	299
Retained earnings (Notes b, h)	22,623	4622	23,0852	20,959	892	21,851
Accumulated other comprehensive income
Net unrealized gain on available-for-sale securities, net of hedging activities1	911	5083	1,4193	1,193	670	1,863
Net unrealized foreign currency translation loss on investments in subsidiaries, net of hedging activities	(4,647)	(115)	(4,762)	(2,901)	(28)	(2,929)
Net gain on derivatives designated as cash flow hedges	1,583	(862)	721	2,713	(1,599)	1,114
Pension liability adjustment	-	(793)	(793)	-	(839)	(839)
Total accumulated other comprehensive income (loss)	(2,153)	(1,262)	(3,415)	1,005	(1,796)	(791)
Total Bank shareholders’ equity	41,330	(256)	41,074	42,302	(321)	41,981
Non-controlling interests	1,461	-	1,461	1,493	-	1,493
Total equity	42,791	(256)	42,535	43,795	(321)	43,474
Total liabilities and equity	$629,867	$(34,576)	$595,291	$619,545	$(42,923)	$576,622
1	Includes $13 million (October 31, 2010 - $61 million) of the non-credit component of other-than-temporary impairment related to available-for-sale debt securities.
2	Opening retained earnings has decreased by $110 million as a result of the implementation of ASC 810 Consolidations and ASC 860 Transfers and Servicing on November 1, 2010.
3
Other comprehensive income has been increased by $78 million after-tax for the reversal of net fair value losses recorded on AFS securities, now classified as loans, due to the implementation of ASC 860 on November 1, 2010.

TD Bank Group Q2 2011 U.S. GAAP Reconciliation

Interim Consolidated Statement of Cash Flows
(millions of Canadian dollars)				For the six months ended
	April 30, 2011			April 30, 2010
	Canadian GAAP	Adjust- ments	U.S. GAAP	Canadian GAAP	Adjust- ments	U.S. GAAP
Cash flows from (used in) operating activities
Net income attributable to the Bank	$2,873	$(297)	$2,576	$2,473	$(358)	$2,115
Adjustments to determine net cash flows from (used in) operating activities:
Provision for credit losses	757	(69)	688	882	(18)	864
Restructuring costs	-	-	-	17	-	17
Depreciation	235	-	235	275	-	275
Amortization of other intangibles	346	-	346	298	-	298
Net securities losses (gains)	(85)	7	(78)	(64)	20	(44)
Net gain on securitizations	(116)	-	(116)	(170)	-	(170)
Equity in net income of an associated company	(123)	-	(123)	(116)	-	(116)
Non-controlling interests	51	-	51	53	-	53
Future income taxes	18	(339)	(321)	2	(331)	(329)
Changes in operating assets and liabilities:
Current income taxes receivable and payable	(663)	-	(663)	(116)	-	(116)
Interest receivable and payable	(193)	-	(193)	(48)	-	(48)
Trading securities	(7,095)	-	(7,095)	(3,479)	-	(3,479)
Derivative assets	1,467	(2,633)	(1,166)	7,681	(5,499)	2,182
Derivative liabilities	1,348	1,977	3,325	(3,631)	5,375	1,744
Other	(1,599)	1,366	(233)	(2,077)	824	(1,253)
Net cash from operating activities	(2,779)	12	(2,767)	1,980	13	1,993
Cash flows from (used in) financing activities
Change in deposits	7,965	-	7,965	10,158	-	10,158
Change in securities sold short	(1,817)	-	(1,817)	3,287	-	3,287
Change in securities sold under repurchase agreements	(1,280)	-	(1,280)	7,010	-	7,010
Issue of subordinated notes and debentures	1,000	-	1,000	-	-	-
Repayment of subordinated notes and debentures	(1,004)	-	(1,004)	-	-	-
Liability for preferred shares and capital trust securities	(2)	-	(2)	(895)	-	(895)
Translation adjustment on subordinated notes and debentures issued in a foreign currency and other	2	-	2	(55)	-	(55)
Common shares issued	197	-	197	309	-	309
Sale of treasury shares	1,075	-	1,075	1,127	-	1,127
Purchase of treasury shares	(1,083)	-	(1,083)	(1,137)	-	(1,137)
Dividends paid	(894)	(12)	(906)	(891)	(13)	(904)
Net cash from financing activities	4,159	(12)	4,147	18,913	(13)	18,900
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	5,464	-	5,464	(2,940)	-	(2,940)
Activity in available-for-sale and held-to-maturity securities:
Purchases	(29,756)	(71)	(29,827)	(40,584)	-	(40,584)
Proceeds from maturities	17,171	771	17,942	18,167	-	18,167
Proceeds from sales	13,873	64	13,937	13,148	-	13,148
Net change in loans, net of securitizations	(10,823)	(764)	(11,587)	(6,790)	-	(6,790)
Proceeds from loan securitizations	6,558	-	6,558	6,919	-	6,919
Net purchases of premises and equipment	(342)	-	(342)	(59)	-	(59)
Securities purchased under reverse repurchase agreements	317	-	317	(9,344)	-	(9,344)
Acquisitions less cash and cash equivalents acquired	(3,212)	-	(3,212)	899	-	899
Net cash used in investing activities	(750)	-	(750)	(20,584)	-	(20,584)
Effect of exchange rate changes on cash and cash equivalents	(118)	-	(118)	(94)	-	(94)
Net increase in cash and cash equivalents	512	-	512	215	-	215
Cash and cash equivalents at beginning of period	2,574	-	2,574	2,414	-	2,414
Cash and cash equivalents at end of period, represented by cash and due from banks	$3,086	$-	$3,086	$2,629	$-	$2,629
Supplementary disclosure of cash flow information:
Amount of interest paid during the period	$3,052	$-	$3,052	$3,091	$-	$3,091
Amount of income taxes paid (refunded) during the period	1,406	-	1,406	768	-	768

TD Bank Group Q2 2011 U.S. GAAP Reconciliation

SIGNIFICANT ACCOUNTING POLICY DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP
The following note disclosures contain Financial Accounting Standards Board (FASB) Statement No. 168 The FASB Accounting Standards Codification references. The Codification is the new single source of authoritative U.S. GAAP (ASC refers to Accounting Standards Codification).

U.S. GAAP DISCLOSURES PRESENTED ON A U.S. GAAP BASIS
The following disclosures are presented on a U.S. GAAP basis to meet additional U.S. GAAP disclosure requirements.

(a) BUSINESS COMBINATIONS
Effective November 1, 2009, the Bank prospectively adopted FASB Statement (SFAS) No. 141 (revised) Business Combinations (ASC 805-10) which retains the fundamental concepts of SFAS No. 141 and requires the purchase method of accounting and identification of an acquirer for all business combinations. One of the differences as a result of adoption of this standard relates to integration and restructuring costs. Under U.S. GAAP, such costs are generally expensed when incurred while Canadian GAAP requires such costs to be capitalized as part of the purchase consideration. Adopting this standard increased non-interest expenses by $24 million (six months ended April 30, 2010 - $9 million). Please refer to Note 7 of the Bank’s Canadian GAAP Interim Financial Statements within the Q2 2011 Report to Shareholders and Note 7, Acquisitions and other of the Bank’s 2010 Canadian GAAP Consolidated Financial Statements for disclosure of the acquisitions which comprise the difference.

(b) NON-CONTROLLING INTEREST
Effective November 1, 2009, the Bank adopted SFAS No. 160 Non-controlling Interests (SFAS 160/ASC 810-10-45-15) which establishes requirements for the accounting and reporting of non-controlling interests in subsidiaries and changes in ownership of subsidiaries. The standard requires that the equity interest of non-controlling shareholders and other equity holders in subsidiaries to be presented as a separate item within the Bank’s shareholders’ equity. After the initial adoption, upon a loss in control in a subsidiary, any retained  non-controlling investment in the former subsidiary must be measured at fair value on the date of deconsolidation with a gain or loss  to be recognized in income. After control is obtained, a change in ownership interests that does not result in a loss of control should be accounted for as an equity transaction.
Under Canadian GAAP, non-controlling interests are presented in between liabilities and shareholders’ equity in the Interim Consolidated Balance Sheet. Upon a loss in control in a subsidiary, any retained interest is remeasured based on an allocation from the previous carrying amount. Any ownership increase in a subsidiary already consolidated by the Bank is accounted for as a step acquisition. During the  six months ended April 30, 2011, the Bank had transactions with its non-controlling interest, which had an immaterial impact to the Bank’s equity. The adoption of this standard did not have a material impact on the financial position or earnings of the Bank.
The following table provides a reconciliation of the beginning and ending balance of the shareholders’ equity attributable to the non-controlling interest for the period:

Non-controlling interest
(millions of Canadian dollars)				For the six months ended
		April 30, 2011			April 30, 2010
	Canadian GAAP	Adjust- ments	U.S. GAAP	Canadian GAAP	Adjust- ments	U.S. GAAP
Balance at the beginning of the period1	$1,493	$-	$1,493	$1,559	$895	$2,454
Net income attributable to non-controlling interest	51	-	51	53	-	53
Ownership increase or decrease in subsidiaries and redemption of shares from non-controlling interest1	-	-	-	(28)	(895)	(923)
Foreign exchange and other adjustments	(83)	-	(83)	(93)	-	(93)
Balance at the end of the period	$1,461	$-	$1,461	$1,491	$-	$1,491
1
Under Canadian GAAP, certain innovative capital structures are classified as liabilities and their corresponding distributions are recorded as interest expense. However, under U.S. GAAP these structures are considered non-controlling interest. On December 31, 2009, one of these innovative structures redeemed all outstanding units, thus removing the related Canadian to U.S. GAAP adjustment.

(c) FAIR VALUE MEASUREMENTS FOR NON-FINANCIAL ASSETS
SFAS No.157, Fair Value Measurements (SFAS 157/ASC 820-10-35-37 to 35-55) primarily impacts the Bank by requiring additional disclosures regarding its fair value measurements related to non-financial assets and liabilities. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value. A three-level hierarchy for fair value measurements has been established based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Please refer to Note 3 of the Bank’s Canadian GAAP Interim Consolidated Financial Statements within the Q2 2011 Report to Shareholders for additional discussions on the definition of Level 1, 2, and 3 within the fair value hierarchy. Non-financial assets and liabilities are normally carried at cost and fair value measurements would only be applicable on a non-recurring basis. Rather than being measured at fair value on an ongoing basis, they are subject to fair value adjustments in certain circumstances. Effective November 1, 2009, the Bank’s adoption of the remaining provisions of SFAS 157 (ASC 820-10-35-37 to 35-55) did not have a material impact on the financial position or earnings of the Bank.

TD Bank Group Q2 2011 U.S. GAAP Reconciliation

For the six months ended April 30, 2011, certain foreclosed assets were classified as held for sale. The carrying value for these assets is the lower of cost or fair value less cost to sell. Fair value for these assets is determined using third party appraisals.
For the six months ended April 30, 2011, certain non-financial assets were acquired as part of a business combination. Please refer to Note 7 of the Bank’s Canadian GAAP Interim Financial Statements for disclosure of the acquisitions made during the six months ended April 30, 2011. Fair value for these assets is determined using valuation techniques, including discounted cash flows as well as third party appraisals. The Bank applies judgment in the selection of the valuation methodology and the various inputs to the calculation.
The following table presents as at April 30, 2011, the level within the fair value hierarchy for non-financial assets measured at fair value on a non-recurring basis and the total losses recorded in the Consolidated Statement of Income for these assets and liabilities for the six months ended April 30, 2011:

(millions of Canadian dollars)				For the six months ended
	April 30, 2011				October 31, 2010
	Level 1	Level 2	Level 3	Loss1	Level 1	Level 2	Level 3	Loss1
Non-financial assets:
Assets held for sale	$-	$175	$-	$-	$-	$54	$-	$10
Non-financial assets acquired in a business combination/asset acquisition2	-	-	1,121	-	-	776	-	-
Total non-financial assets measured at fair value on a non-recurring basis	$-	$175	$1,121	$-	$-	$830	$-	$10
1	Loss represents the additional decrease in fair value after the initial classification as assets held for sale.
2
This amount includes foreclosed assets held for sale of nil for Chrysler Financial, fair valued on the date of acquisition of April 1, 2011. The foreclosed assets held for sale were $62 million for The South Financial Group fair valued on the date of acquisition of September 30, 2010 and $42 million for Riverside fair valued on the date of acquisition of April 16, 2010.

(d) FAIR VALUE MEASUREMENTS FOR FINANCIAL ASSETS AND LIABILITIES MEASURED ON A NON-RECURRING BASIS
Certain financial assets are measured at fair value on a non-recurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment or when assets are measured at the lower of cost or market (LOCOM)).
Certain equity securities carried at cost that do not have quoted market prices and certain investments accounted for using the equity method are written down to fair value through the Interim Consolidated Statement of Income to reflect other-than-temporary impairments. Fair value for these equity instruments is determined using valuation techniques, including discounted cash flows and a multiple of earnings before taxes, depreciation, and amortization. Management applies judgment in the selection of the valuation methodology and the various inputs to the calculation.
Loans held for sale are measured at LOCOM. Certain loans held for sale are recorded at fair value as fair value was lower than their amortized cost. The fair value of these loans is determined using observable market prices, where available. Where the Bank is a market maker for loans traded in the secondary market, fair value is determined using executed prices, or prices for comparable trades. For those loans where the Bank is not a market maker, the Bank obtains broker quotes from other reputable dealers. The prices are corroborated as part of the Bank’s independent review process, which may include using valuation techniques or obtaining consensus or composite prices from pricing services. These inputs are usually Level 2 inputs. Where broker quotes are not available or reliable, the fair value of loans held for sale is determined using quoted prices for comparable assets, adjusted for specific attributes of that loan. If the specific attributes of the loan are unobservable in the market and are significant to the overall valuation of the loan, the instrument is classified in Level 3 of the fair value hierarchy.
   For the six months ended April 30, 2011, certain financial assets and loans were acquired as part of a business combination. For financial assets, fair value is considered to equal the carrying value. The fair value of loans is determined using valuation techniques, including discounting the expected cash flows at market interest rates for loans with similar credit risks. Management applies judgment in the selection of the valuation methodology and the various inputs to the calculation.
The following table presents as at April 30, 2011, the level within the fair value hierarchy for each type of financial asset measured at fair value on a non-recurring basis and the total losses recorded in the Interim Consolidated Statement of Income for these assets:

TD Bank Group Q2 2011 U.S. GAAP Reconciliation

(millions of Canadian dollars)	April 30, 2011
	Level 1	Level 2	Level 3	Loss1
Loans held for sale	$-	$252	$11	$-
Equity securities carried at cost	-	-	15	5
Investments accounted for using the equity method	-	-	-	-
Financial assets acquired as part of a business combination2	-	195	7,413	-
Total assets measured at fair value on a non-recurring basis	$-	$447	$7,439	$5

(millions of Canadian dollars)			October 31, 2010
	Level 1	Level 2	Level 3	Loss1
Loans held for sale	$-	$188	$11	$-
Equity securities carried at cost	-	-	34	6
Investments accounted for using the equity method	-	-	-	5
Financial assets acquired as part of a business combination2	-	-	9,605	-
Total assets measured at fair value on a non-recurring basis	$-	$188	$9,650	$11
1
For loans held for sale, the losses represent the write-down to market from the carrying amount during the period. For equity securities carried at cost and investments accounted for using the equity method, losses represent the write-down to fair value for other-than-temporary impairment.

2
This amount includes financial assets recorded at fair value at the date of acquisition. For Chrysler Financial the date of acquisition was April 1, 2011, for The South Financial Group the date of acquisition was September 30, 2010, and for Riverside the date was April 16, 2010.

Certain financial liabilities are measured at fair value on a non-recurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when financial liabilities are acquired as part of a business combination).
For the six months ended April 30, 2011 and year-ended October 31, 2010, certain deposits, subordinated notes, debentures, and other liabilities were acquired as part of a business combination. The fair value of deposits, subordinated notes, and debentures is determined using valuation techniques, including discounting the contractual cash flows using market interest rates offered for liabilities with similar terms. The other liabilities are short-term in nature and the fair value is considered to equal the carrying value. Management applies judgment in the selection of the valuation methodology and the various inputs to the calculation.
The following table presents as at April 30, 2011, the level within the fair value hierarchy for each of the financial liabilities measured at fair value on a non-recurring basis:

(millions of Canadian dollars)	April 30, 2011
	Level 1	Level 2	Level 3
Financial liabilities acquired as part of a business combination1	$-	$143	$6,435
Total financial liabilities measured at fair value on a non-recurring basis	$-	$143	$6,435

(millions of Canadian dollars)	October 31, 2010
	Level 1	Level 2	Level 3
Financial liabilities acquired as part of a business combination1	$-	$-	$13,872
Total financial liabilities measured at fair value on a non-recurring basis	$-	$-	$13,872
1
This amount includes financial liabilities recorded at fair value at the date of acquisition. For Chrysler Financial the date of acquisition was April 1, 2011, for The South Financial Group the date of acquisition was September 30, 2010, and for Riverside the date was April 16, 2010.

(e) EQUITY METHOD INVESTEES
The Bank uses the equity method of accounting for its investment in TD Ameritrade. As at April 30, 2011, the aggregate fair value of the Bank’s investment in TD Ameritrade was $5.0 billion (October 31, 2010 - $4.6 billion) based on the quoted share price of TD Ameritrade. The fair value of the Bank’s investment in TD Ameritrade less the Bank’s share of TD Ameritrade’s net book value is approximately $3.2 billion (October 31, 2010 - $3.7 billion) which consists primarily of intangibles and goodwill. The intangibles are amortized over their expected useful life proportionate to the expected economic benefit.

TD Bank Group Q2 2011 U.S. GAAP Reconciliation

(f) SECURITIES LOSSES RECOGNIZED ON AVAILABLE-FOR-SALE SECURITIES AND RECOGNITION AND PRESENTATION OF OTHER-THAN-TEMPORARY IMPAIRMENT
Under U.S. GAAP, for debt securities classified as available-for-sale or held-to-maturity, if an entity intends to sell the debt security or it is more likely than not that it will be required to sell the debt security before recovering its cost basis; the entire impairment loss should be recognized as an impairment in the Interim Consolidated Statement of Income. However, if the Bank does not intend to sell the debt security and it is not likely that the Bank will be required to sell the debt security before recovering its cost basis, then only the portion of the impairment loss representing credit losses is recognized in the Interim Consolidated Statement of Income. The balance of the impairment loss is recognized in other comprehensive income. Under Canadian GAAP, all impairment losses are recognized as an impairment in the Interim Consolidated Statement of Income. Additionally, the reversal of impairment for AFS debt securities is permitted if there is a recovery of the amortized cost, and the factors which existed to cause the impairment have been reversed.
The total impairment losses on debt securities are as follows:

(millions of Canadian dollars)	For the six months ended
Debt securities the Bank does not intend to sell that have credit losses	April 30, 2011	April 30, 2010
Total losses1	$50	$104
Losses recorded in other comprehensive income	13	39
Credit losses recognized in income2	$37	$65
1
Initial other-than-temporary impairments represent the excess of the amortized cost over the fair value of AFS debt securities. Subsequent impairment of the same security represents additional declines in fair value subsequent to the previously recorded other-than-temporary impairment(s), if applicable.

2
Represents the credit loss component of a decline in fair value for certain debt securities that the Bank does not intend to sell. Subsequent credit losses may be recorded on debt securities without a corresponding further decline in fair value if there has been a decline in expected cash flows.

The other-than-temporary impairment recognized by the Bank for the six months ended April 30, on all available-for-sale securities, including equity securities is as follows:

(millions of Canadian dollars)	For the six months ended
	April 30, 2011	April 30, 2010
Total other-than-temporary impairment recognized under Canadian GAAP	$5	$3
Total other-than-temporary impairment recognized under U.S. GAAP	50	104
Additional other-than-temporary impairment taken under U.S. GAAP	45	101
Less: non-credit portion of other-than-temporary impairment recognized in other comprehensive income1	13	39
Additional net impairment losses recognized in net income under U.S. GAAP	$32	$62
1	Represents non-credit component of other-than-temporary impairment on available-for-sale debt securities.

The following is a roll-forward of the amount related to credit losses recognized in earnings on debt securities held by the Bank for which a portion of the other-than-temporary impairment was recognized in OCI for the six months ended April 30.

(millions of Canadian dollars)	For the six months ended
	April 30, 2011	April 30, 2010
Balance at November 11	$149	$45
Increase for the credit component of an other-than-temporary impairment previously not recognized2	8	65
Increase to the credit loss portion on previously credit impaired securities3	14	-
Decrease for securities sold during the period	(3)	(3)
Balance as at April 30	$168	$107
1	Amount related to credit losses on debt securities for which a portion of an other-than-temporary impairment was recognized in other comprehensive income.
2
During 2011, the Bank recognized $15 million (six months ended April 30, 2010 - nil) of other-than-temporary impairment losses on debt securities in which no portion of other-than-temporary impairment loss remained in OCI. Other-than-temporary impairment losses related to these securities are excluded from these amounts.

3	This amount can be derived from either an increase in other-than-temporary impairment losses or a reclassification from OCI to earnings due to credit losses.

As at April 30, 2011, the debt securities with other-than-temporary impairment for which a portion of other-than-temporary impairment loss remains in other comprehensive income consists of available-for-sale non-agency collateralized mortgage obligations, corporate, and other debt securities portfolios.
The impairment that was recognized in income on the non-agency collateralized mortgage obligations portfolio and the other debt securities portfolio related to credit losses for available-for-sale debt securities that the Bank does not intend to sell and will not be required to sell. The expected cash flows are based on contractual payments adjusted for expected prepayments and credit losses which are determined using assumptions for inputs including severity and probability of default.

TD Bank Group Q2 2011 U.S. GAAP Reconciliation

(g) DISCLOSURES ON CREDIT DERIVATIVES AND CERTAIN GUARANTEES
The Bank buys and sells credit protection in the credit derivatives market for trading and credit risk management purposes but overall is a net purchaser of credit protection. The Bank has exposure to underlying reference entities as a seller of credit derivatives and may offset the exposures partially, or entirely, with contracts to purchase protection from other counterparties on the same or similar reference entities. All exposures are managed within risk limits that have been approved by the Bank’s Risk Management Group and are hedged with various financial instruments, including credit derivatives and bonds within the trading portfolio, not included in this table. The Bank’s credit derivatives are recorded at fair value with changes in fair value recorded through income.
As at April 30, 2011, the Bank sold credit protection under credit default swaps (CDS) with notional amounts of $2.8 billion (October 31, 2010 - $3.7 billion). Upon a credit event, the Bank as seller of protection will usually pay out only a percentage of the full notional of protection sold because the amount required to be paid on the contract takes into account the recovery value of the reference obligation at the time of settlement.
The following table summarizes the notional and fair value amounts of credit derivatives as at April 30, where the Bank is the seller and purchaser of credit protection:

Credit protection - credit default swaps ratings / maturity profile
April 30, 2011
(millions of Canadian dollars)	Maturity			Protection sold		Protection purchased
	< 1 year	1 - 5 years	> 5 years	Total notional / maximum payout amount	Fair Value2	Total notional / maximum receivable amount	Fair value2
Risk rating of reference entity
Investment grade (AAA to BBB-)1	$221	$1,048	$195	$1,464	$3	$4,890	$(90)
Non-investment grade (BB+ and below)1	175	901	231	1,307	(3)	3,803	(5)
Total	$396	$1,949	$426	$2,771	$-	$8,693	$(95)

October 31, 2010
(millions of Canadian dollars)	Maturity			Protection sold		Protection purchased
	< 1 year	1 - 5 years	> 5 years	Total notional / maximum payout amount	Fair Value2	Total notional / maximum receivable amount	Fair value2
Risk rating of reference entity
Investment grade (AAA to BBB-)1	$353	$1,680	$208	$2,241	$10	$6,187	$(70)
Non-investment grade (BB+ and below)1	154	1,111	213	1,478	(22)	3,843	49
Total	$507	$2,791	$421	$3,719	$(12)	$10,030	$(21)
1	Ratings scale is based on the Bank's internal ratings, which generally correspond with ratings defined by S&P and Moody's.
2	Amounts are shown on a gross basis, before the benefit of legally enforceable master netting arrangements and cash collateral held by the Bank.

(h) DISCLOSURES OF TRANSFERS OF FINANCIAL ASSETS AND INTERESTS IN VARIABLE INTEREST ENTITIES
The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). The Bank uses SPEs to obtain sources of liquidity by securitizing certain of its financial assets, to assist its clients in securitizing their financial assets and to create investment products for its clients. When an SPE is deemed a variable interest entity (VIE), it must be consolidated by the primary beneficiary.
Effective November 1, 2010, the Bank prospectively adopted ASC 860, Transfers and Servicing, formerly SFAS No. 166, Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140 (SFAS 166). The new guidance revises sale accounting criteria for transfers of financial assets, amends the calculation of gains or losses on sale, and eliminates the concept of qualifying special purpose entities (QSPEs) which were formerly exempt from consolidation. Under Canadian GAAP, VIEs that meet the criteria of a QSPE are not consolidated. The adoption of this new guidance resulted in the consolidation of certain transfers of financial asset that were previously unconsolidated for both U.S. GAAP and Canadian GAAP.
Effective November 1, 2010, the Bank retrospectively adopted ASC 810 Consolidations, formerly SFAS No. 167, Amendments to FASB Interpretation No. 46(R) which changes the assessment criteria for consolidation of a VIE. Under the new guidance, the primary beneficiary is the party that has both (1) the power to direct the activities of an entity that most significantly impact the VIE’s economic performance; and (2) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. Under Canadian GAAP, the primary beneficiary is the party that is exposed to a majority of the VIE’s expected losses or entitled to a majority of the VIE’s expected residual returns, or both.

TD Bank Group Q2 2011 U.S. GAAP Reconciliation

In determining whether the Bank has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, the Bank considers its role in establishing the VIE and its ongoing rights and responsibilities. This assessment includes identifying the activities that most significantly impact the economic performance of the VIE and which party, if any, has power over these activities. In general, the parties making decisions that affect the performance of the VIE, such as servicers or owners of call options or liquidation rights of the VIE, or those parties that have the unilateral right to remove these decision-makers are deemed to have the power to direct the activities of the VIE. In assessing whether the Bank has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE, the Bank considers its economic interests including debt and equity investments, servicing fees and other arrangements deemed to be variable interests. This requires the use of judgment when determining if the variable interests, in aggregate, are considered potentially significant to the VIE. Factors considered include, but are not limited to, the design of the VIE, subordination of interests, payment priority, relative share of interest held and the reason why the interests are held by the Bank. The Bank reassesses whether it is the primary beneficiary of a VIE on a regular basis when circumstances surrounding a VIE change, and changes in consolidation status are applied prospectively. The adoption of this new guidance resulted in the consolidation of certain VIEs that were previously unconsolidated for both U.S. GAAP and Canadian GAAP.

New consolidation accounting guidance for VIEs
As a result of the adoption of ASC 810 and ASC 860, certain bank-sponsored VIEs that had previously not been consolidated have been consolidated as a result of the Bank’s continued involvement in the VIE through residual interests, servicing, and the ability of the Bank to collapse the VIE based on its ownership percentage. This resulted in a net incremental increase in assets of $6.3 billion, which are largely reported as residential mortgages and consumer instalment and other personal loans on the Consolidated Balance Sheet, and a net increase in liabilities of $6.3 billion. All of the assets were originated in Canada. The Bank is restricted from accessing the VIE’s assets under the relevant arrangements. The following table summarizes the impact of adoption.

(millions of Canadian dollars)	Assets	Liabilities	Shareholder’s Equity
As at October 31, 2010	$576,622	$533,148	$43,474
Impact of new accounting guidance for consolidation
Residential mortgage loans	13,195	-	(10)1
Personal loans	5,908	-	(100)2
Commercial mortgage loans	4	-	-
Mortgage-backed securities - residential	(13,175)	-	783
Other assets/liabilities	360	6,324	-
Total impact of applying new accounting guidance for consolidation	6,292	6,324	(32)
Beginning balance as at November 1, 2010	$582,914	$539,472	$43,442
1	This amount relates to the reversal of the cumulative fair value gains until October 31, 2010 recorded on the securities designated as trading under the fair value option.
2	This amount relates to the reversal of gains on sales previously recorded from sales of assets to single-seller conduits, partially offset by an increase in interest income, until October 31, 2010.
3	This amount relates to the reversal of the net fair value losses recorded in other comprehensive income on the AFS securities, since they are now classified as loans.

Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages, personal loans, and commercial mortgages to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet. All products securitized by the Bank were originated in Canada and sold to Canadian securitization structures or Canadian non-SPE third parties. Details of securitization exposures through significant unconsolidated VIEs and Canadian non-SPE third parties are as follows:

Exposure Securitized by the Bank as an Originator1
(millions of Canadian dollars)					As at
	April 30, 2011				October 31, 2010
	Significant unconsolidated VIEs		Canadian non- SPE third-parties		Significant unconsolidated VIEs2		Canadian non- SPE third-parties
	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests
Residential mortgage loans	$22,172	$704	$22,419	$605	$21,721	$602	$21,722	$711
Personal loans	74	66	-	-	6,555	121	-	-
Commercial mortgage loans	49	-	702	7	49	-	564	3
Total exposure	$22,295	$770	$23,121	$612	$28,325	$723	$22,286	$714
1	In all the securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure.
2	Comparative amounts include all unconsolidated VIEs, including those previously classified as QSPEs in prior periods.

TD Bank Group Q2 2011 U.S. GAAP Reconciliation

Residential mortgage loans
The Bank may be exposed to the risks of transferred loans to the securitization vehicles through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages as the mortgages are all government guaranteed.

Personal loans
The Bank securitizes personal loans through single-seller conduits and significant unconsolidated VIEs. As a result of the adoption of ASC 860 on November 1, 2010, the majority of personal loans previously securitized into VIEs are consolidated at April 30, 2011. At April 30, 2011, the Bank’s sole provision of liquidity facilities exposure to these conduits was $5.1 billion (October 31, 2010 - $5.1 billion) of which $1.1 billion (October 31, 2010 - $1.1 billion) of underlying personal loans was government insured. As part of the Bank’s acquisition of Chrysler Financial, the Bank acquired retained interests related to automobile loans securitized through multi-seller conduits. While the probability of loss is negligible as at April 30, 2011, the Bank’s maximum potential exposure to loss for these securitizations is solely through retained interests of $66 million (October 31, 2010 - $121 million).

Securitization of Third Party-Originated Assets
The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of global style liquidity facilities for multi-seller conduits was $5.1 billion as at April 30, 2011 (October 31, 2010 - $5.3 billion). Further, as at April 30, 2011, the Bank has committed an additional $1.6 billion (October 31, 2010 - $1.8 billion) in liquidity facilities for asset-backed commercial paper (ABCP) that could potentially be issued by the conduits. As at April 30, 2011, the Bank also provided deal-specific credit enhancement in the amount of $69 million (October 31, 2010 - $73 million).
All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

Exposure to Third-Party Originated Assets Securitized by Bank-Sponsored Conduits
(millions of Canadian dollars, except as noted)			As at
	Apr. 30, 2011		Oct. 31, 2010
	Exposure and ratings profile of unconsolidated SPEs AAA1	Expected weighted- average life (years)2	Exposure and ratings profile of unconsolidated SPEs AAA1	Expected weighted- average life (years)2
Residential mortgage loans	$1,514	2.5	$1,637	3.0
Credit card loans	500	1.2	500	1.7
Automobile loans and leases	1,227	2.0	1,561	1.7
Equipment loans and leases	210	1.0	306	1.1
Trade receivables	1,648	1.8	1,287	2.2
Total exposure	$5,099	2.0	$5,291	2.2
1	The Bank’s total liquidity facility exposure only relates to ‘AAA’ rated assets.
2
Expected weighted-average life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at April 30, 2011, the Bank held $626 million (October 31, 2010 - $354 million) of ABCP issued by Bank-sponsored multi-seller and single-seller conduits, on its Interim Consolidated Balance Sheet.

Exposure to Third Party-Sponsored Conduits
The Bank has exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities of $331 million as at April 30, 2011 (October 31, 2010 -nil) of which nil (October 31, 2010 - nil) has been drawn. The assets within these conduits comprise of individual notes backed by automotive loan receivables. As at the six months ended April 30, 2011 and subsequently, these assets have maintained ratings from various credit rating agencies, ranging from AAA to AA.
The Bank’s exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at April 30, 2011 and October 31, 2010 was not significant.

Please refer to Note 5, Loan Securitizations and Note 6, Variable Interest Entities of the Bank’s 2010 Canadian GAAP Consolidated Financial Statements for disclosures of the Bank’s significant involvement with transfers of financial assets, VIEs, and QSPEs.

TD Bank Group Q2 2011 U.S. GAAP Reconciliation

(i) TRADING-RELATED INCOME
Trading assets and liabilities, including derivatives, certain loans held within a trading portfolio that are designated as trading under the fair value option, and trading loans, are measured at fair value, with gains and losses recognized in the Interim Consolidated Statement of Income.
Trading-related income comprises net interest income, trading income, and income from loans designated as trading under the fair value option that are managed within a trading portfolio. Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Trading income includes realized and unrealized gains and losses on trading securities, trading derivatives, and trading loans. Realized and unrealized gains and losses on loans designated as trading under the fair value option are included in Other Income in the Interim Consolidated Statement of Income.
Trading-related income excludes underwriting fees and commissions on securities transactions, which are shown separately in the Interim Consolidated Statement of Income.
The following table based on Canadian GAAP includes trading-related income for the six months ended April 30 by product line, which depicts trading income for each major trading category.

	For the six months ended
(millions of Canadian dollars)	April 30, 2011	April 30, 2010
Net interest income	$387	$420
Trading income	204	373
Income from loans designated as trading under the fair value option	11	17
Total trading-related income	$602	$810
By product
Interest rate	$273	$450
Credit portfolios	59	137
Foreign exchange portfolios	231	207
Equity	19	(16)
Other portfolios	9	15
Loans designated as trading under the fair value option	11	17
Total trading-related income	$602	$810

(j) INSURANCE POLICY LIABILITIES
Insurance policy liabilities are established to reflect the estimate of the full amount of all liabilities associated with the insurance policies at the balance sheet date, including claims incurred but not reported. Canadian GAAP provides an accounting policy choice which allows insurance liabilities to be recorded on a discounted or undiscounted basis. Under Canadian GAAP, the Bank has made a policy choice to discount its insurance liabilities. In addition, Canadian GAAP requires that a provision for adverse deviation (PFAD) be recorded for uncertainty in assumptions in the calculation of insurance liabilities.
U.S. GAAP requires insurance liabilities to be recorded on an undiscounted basis.
In addition, U.S. GAAP does not require a PFAD to be recorded for uncertainty in assumptions in the calculation of insurance liabilities.
The impact of reversing the PFAD and discounting recorded was an increase to Other Liabilities and a decrease to Insurance Income of $33 million (six months ended April 30, 2010 - $38 million decrease to Other Liabilities and increase to Insurance Income).

(k) INCOME TAXES
Under Canadian GAAP, the effects of income tax rate changes are recorded when considered substantively enacted. Under U.S. GAAP, the effects of rate changes do not impact the measurement of tax balances until passed into law. The difference between the substantively enacted and the enacted tax rates resulted in an increase in taxes payable of $0.1 million (six months ended April 30, 2010 - nil).
During the six months ended April 30, 2010, a valuation allowance in the amount of $99 million, recorded as part of a prior business combination, was reversed as it was no longer required in light of new information. The offset for this reversal was recorded as a reduction to goodwill for Canadian GAAP and to provision for income taxes for U.S. GAAP.

(l) TROUBLED DEBT RESTRUCTURING
A troubled debt restructuring (TDR) is a loan in which the Bank has granted a concession to the borrower, which would not otherwise be considered, due to the borrower experiencing financial difficulty. These concessions typically result from the Bank’s loss mitigation activities and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance and other actions. Loans whose contractual terms have been modified in a TDR and are current at the time of restructuring remain on accrual status if there is demonstrated performance prior to the restructuring and payment in full under the restructured terms is expected. If a loan is in non-accrual status before it is determined to be a TDR, then the loan remains in non-accrual status subsequent to the restructuring. TDR loans in non-accrual status may be returned to accrual status after considering the borrower’s sustained repayment performance for a reasonable period.

TD Bank Group Q2 2011 U.S. GAAP Reconciliation

When the Bank modifies the terms of an existing loan through a loan refinancing or restructuring, and the modified terms of the resulting loan are at least as favourable to the Bank as the terms for comparable loans to other customers with similar risk characteristics who are not undergoing a refinancing or restructuring, and the modifications are more than minor, the loan is not considered a TDR.
Under Canadian GAAP Section 3025, Impaired Loans, a restructured loan is not considered impaired if collection is reasonably assured under the revised terms. However, under U.S. GAAP ASC 310-40, a restructured loan is generally disclosed as impaired through its maturity even when it is considered performing and on accrual status.
At April 30, 2011, the Bank holds loans of $166 million that have been modified in current and prior periods (October 31, 2010 - $78 million) of which $15 million (October 31, 2010 - nil) are on non-accrual status under the revised terms. At April 30, 2011, the Bank had $7 million (October 31, 2010 - $5 million) of commitments to lend additional funds to debtors owing receivables whose terms have been modified in a TDR.

(m) CREDIT QUALITY OF RECEIVABLES
Effective November 1, 2010, the Bank prospectively adopted ASU 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. This standard applies to entities which hold financing receivables and excludes short-term trade accounts receivable or receivables measured at fair value or lower of cost or fair value. Certain disclosures have been updated and include an allowance for credit losses reconciliation, credit quality indicators, aging, significant purchases and sales. Please refer to Notes 4 and 7 of the Bank’s Canadian GAAP Interim Financial Statements for the disclosures made during the six months ended April 30, 2011. The adoption of this standard did not result in significant incremental disclosures.

TD Bank Group Q2 2011 U.S. GAAP Reconciliation

ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP PRESENTED ON A CANADIAN GAAP BASIS

The following disclosures are presented on a Canadian GAAP basis to meet additional U.S. GAAP disclosure requirements.

(n) UNREALIZED LOSS POSITIONS FOR AVAILABLE-FOR-SALE SECURITIES
In the following table, unrealized losses for available-for-sale securities are categorized as “12 months or longer” if for each of the consecutive 12 months preceding April 30, 2011, the fair value of the securities was less than the amortized cost. If not, they have been categorized as “Less than 12 months”. None of these unrealized loss positions are considered to reflect other-than-temporary impairment.

Unrealized Loss Positions for Available-for-Sale Securities
(millions of Canadian dollars)	As at
	April 30, 2011
	Less than 12 months		12 months or longer		Total
		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized
Available-for-sale securities	value	losses	value	losses	value	losses
Government and government-related securities
Canadian Government	$-	$-	$437	$1	$437	$1
U.S. Federal, state and municipal governments	3,146	30	353	3	3,499	33
Other OECD government-guaranteed debt	1,443	21	-	-	1,443	21
Mortgage-backed securities
Residential	3,522	35	2,549	50	6,071	85
	8,111	86	3,339	54	11,450	140
Other debt securities
Asset-backed securities
Other asset-backed securities	1,530	15	1,140	7	2,670	22
Corporate and other debt	1,683	18	621	3	2,304	21
	3,213	33	1,761	10	4,974	43
Debt securities reclassified from trading	46	6	204	30	250	36
Equity securities
Preferred shares	-	-	104	7	104	7
Common shares	17	2	30	6	47	8
	17	2	134	13	151	15
Total	$11,387	$127	$5,438	$107	$16,825	$234

					October 31, 2010
	Less than 12 months		12 months or longer		Total
		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized
Available-for-sale securities	value	losses	value	losses	value	losses
Government and government-related securities
Canadian Government	$9,840	$3	$-	$-	$9,840	$3
U.S. Federal, state and municipal governments	1,940	26	886	3	2,826	29
Other OECD government-guaranteed debt	-	-	3,028	8	3,028	8
Mortgage-backed securities
Residential	3,079	46	3,052	65	6,131	111
	14,859	75	6,966	76	21,825	151
Other debt securities
Asset-backed securities	2,465	9	146	7	2,611	16
Corporate and other debt	977	22	3	2	980	24
	3,442	31	149	9	3,591	40
Debt securities reclassified from trading	129	3	204	28	333	31
Equity securities
Preferred shares	6	1	99	11	105	12
Common shares	45	9	98	9	143	18
	51	10	197	20	248	30
Total	$18,481	$119	$7,516	$133	$25,997	$252

TD Bank Group Q2 2011 U.S. GAAP Reconciliation

(o) FAIR VALUE MEASUREMENTS FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES
U.S. GAAP standard SFAS 157 (ASC 820-10-35-37 to 35-55) establishes a fair value hierarchy that requires entities to maximize the use of observable inputs and minimize the use of non-observable inputs when measuring fair value. The guidance primarily impacts the Bank’s fair value measurements for financial instruments and requires additional disclosures about its fair value measurements. SFAS 157 (ASC 820-10-35-37 to 35-55) defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value. The standard also establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The adoption of SFAS 157 (ASC 820-10-35-37 to 35-55) did not have a material impact on the financial position or earnings of the Bank.
Please refer to Note 3 of the Bank’s Canadian GAAP Interim Consolidated Financial Statements within the Q2 2011 Report to Shareholders for disclosure of the fair value of financial assets and financial liabilities accounted for at fair value on a recurring basis and their classification within the fair value hierarchy as at April 30, 2011, and a reconciliation for all financial assets and financial liabilities measured at fair value on a recurring basis using significant non-observable inputs (Level 3) for the period from November 1, 2010 to April 30, 2011.
The following table discloses the carrying value and fair value of financial assets and financial liabilities and excludes assets and liabilities that are not financial instruments, such as land, buildings, and equipment, as well as goodwill and other intangibles, including customer relationships, which are of significance to the Bank.

TD Bank Group Q2 2011 U.S. GAAP Reconciliation

Financial Assets and Financial Liabilities
(millions of Canadian dollars)			As at
	April 30, 2011		October 31, 2010
	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Cash and due from banks	$3,086	$3,086	$2,574	$2,574
Interest-bearing deposits with banks	13,672	13,672	19,136	19,136
Trading securities1
Government and government-related securities	$24,156	$24,156	$23,921	$23,921
Other debt securities	10,639	10,639	9,206	9,206
Equity securities	30,491	30,491	24,978	24,978
Retained interests	1,351	1,351	1,437	1,437
Total trading securities	$66,637	$66,637	$59,542	$59,542
Available-for-sale securities
Government and government-related securities	$61,435	$61,435	$59,761	$59,761
Other debt securities	36,734	36,734	36,361	36,361
Equity securities	2,013	2,094	2,005	2,173
Debt securities reclassified from trading2	3,226	3,226	4,228	4,228
Total available-for-sale securities3	$103,408	$103,489	$102,355	$102,523
Held-to-maturity securities
Government and government-related securities	$7,259	$7,292	$9,119	$9,330
Other debt securities	559	560	596	607
Total held-to-maturity securities	$7,818	$7,852	$9,715	$9,937
Securities purchased under reverse repurchase agreements	$50,341	$50,341	$50,658	$50,658
Loans1	280,748	283,127	270,020	271,989
Customers’ liability under acceptances	9,383	9,383	7,757	7,757
Derivatives	50,208	50,208	51,675	51,675
Other assets	13,434	13,434	13,988	13,988

FINANCIAL LIABILITIES
Deposits	$407,017	$409,091	$406,980	$409,067
Trading deposits	30,919	30,919	22,991	22,991
Acceptances	9,383	9,383	7,757	7,757
Obligations related to securities sold short	21,878	21,878	23,695	23,695
Obligations related to securities sold under repurchase agreements	24,146	24,146	25,426	25,426
Derivatives	55,033	55,033	53,685	53,685
Other liabilities	16,961	16,961	15,905	15,905
Subordinated notes and debentures	12,504	13,246	12,506	13,529
Liability for preferred shares and capital trust securities	580	608	582	613
1	Trading securities and loans include securities and loans, respectively designated as trading under the fair value option.
2
Includes fair value of government and government-insured securities as at April 30, 2011, of $12 million (October 31, 2010 - $18 million) and other debt securities of $3,214 million (October 31, 2010 - $4,210 million).

3
As at April 30, 2011, certain securities in the available-for-sale portfolio with a carrying value of $1,679 million (October 31, 2010 - $2,004 million) do not have quoted market prices and are carried at cost. The fair value of these certain securities was $1,760 million (October 31, 2010 - $2,172 million) and is included in the table above.

(p) DISCLOSURES ABOUT DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
Effective October 31, 2009, the Bank adopted SFAS No. 161 - Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133 (SFAS 161/ASC 815-10-65-1). SFAS 161 requires enhanced disclosures about derivative instruments and hedged items that are accounted for under SFAS No. 133 (ASC 815-10-65-1). The enhanced disclosures about the Bank’s derivative instruments and hedged items that are accounted for under SFAS 133 are noted below.
Derivative financial instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities, or other financial measures. Such instruments include interest rate, foreign exchange, equity, commodity, and credit derivative contracts. The Bank uses these instruments for trading purposes and non-trading purposes to manage the risks associated with its funding and investing strategies.

TD Bank Group Q2 2011 U.S. GAAP Reconciliation

DERIVATIVES HELD FOR TRADING PURPOSES
The Bank enters into trading derivative contracts to meet the needs of its customers, to enter into trading positions, and in certain cases, to manage risks related to its trading portfolio. Trading derivatives are recorded at fair value with the resulting realized and unrealized gains or losses recognized immediately in trading income.

DERIVATIVES HELD FOR NON-TRADING PURPOSES
When derivatives are held for non-trading purposes and when the transactions meet hedge accounting requirements, they are classified by the Bank as non-trading derivatives and receive hedge accounting treatment, as appropriate. Certain derivative instruments that are held for economic hedging purposes, and do not meet hedge accounting requirements, are also classified as non-trading derivatives but the change in fair value of these derivatives is recognized in other income.

HEDGING RELATIONSHIPS
Hedge Accounting
At the inception of a hedging relationship, the Bank documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Bank also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. In order to be deemed effective, the hedging instrument and the hedged item must be highly and inversely correlated such that the changes in the fair value of the hedging instrument will substantially offset the effects of the hedged exposure to the Bank throughout the term of the hedging relationship. If a hedging relationship becomes ineffective, it no longer qualifies for hedge accounting and any subsequent change in the fair value of the hedging instrument is recognized in earnings, without any mitigating impact in earnings, where appropriate.
The change in fair value relating to the derivative component excluded from the assessment of hedge effectiveness is recognized immediately in the Interim Consolidated Statement of Income.
When derivatives are designated as hedges, the Bank classifies them either as: (i) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (iii) hedges of net investments in a foreign operation (net investment hedges).

Fair Value Hedges
The Bank’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates.
Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recorded in the Interim Consolidated Statement of Income, along with changes in the fair value of the assets, liabilities or group thereof that are attributable to the hedged risk. Any gain or loss in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in the Interim Consolidated Statement of Income in other income.
The cumulative adjustment to the carrying amount of the hedged item (the basis adjustment) is amortized to the Interim Consolidated Statement of Income based on a recalculated effective interest rate over the remaining expected life of the hedged item, with amortization beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk. Where the hedged item has been derecognized, the basis adjustment is immediately released to the Interim Consolidated Statement of Income.

Cash Flow Hedges
The Bank is exposed to variability in future cash flows that are denominated in foreign currencies, as well as variability in future cash flows on non-trading assets and liabilities that bear interest at variable rates, or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows are projected for each hedged exposure on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate cash flows across all hedged exposures over time form the basis for identifying the effective portion of gains and losses on the derivatives designated as cash flow hedges of forecasted transactions.
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in the Interim Consolidated Statement of Income in other income.
Amounts accumulated in other comprehensive income are reclassified to the Interim Consolidated Statement of Income in the period in which the hedged item affects income.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income until the forecasted transaction is eventually recognized in the Interim Consolidated Statement of Income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the Interim Consolidated Statement of Income.

TD Bank Group Q2 2011 U.S. GAAP Reconciliation

Net Investment Hedges
Hedges of net investments in foreign operations are accounted for similar to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the Interim Consolidated Statement of Income. Gains and losses accumulated in other comprehensive income are included in the Interim Consolidated Statement of Income upon the repatriation or disposal of the investment in the foreign operation.

DERIVATIVE PRODUCT TYPES AND RISK EXPOSURES
The majority of the Bank’s derivative contracts are over-the-counter (OTC) transactions that are privately negotiated between the Bank and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.

Interest Rate Derivatives
The Bank uses interest rate derivatives, such as interest rate futures and forwards, swaps, and options in managing interest rate risks. Interest rate risk is the impact that changes in interest rates could have on the Bank’s margins, earnings, and economic value. Changes in interest rate can impact the market value of fixed rate assets and liabilities. Further, certain assets and liabilities repayment rates vary depending on interest rates.
Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.
Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place.
Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or series of future dates or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing the Bank’s interest rate exposure, the Bank acts as both a writer and purchaser of these options. Options are transacted both OTC and through exchanges.
Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

Foreign Exchange Derivatives
The Bank uses foreign exchange derivatives, such as futures, forwards, and swaps in managing foreign exchange risks. Foreign exchange risk refers to losses that could result from changes in foreign currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk. The Bank is exposed to non-trading foreign exchange risk from its investments in foreign operations when the Bank’s foreign currency assets are greater or less than the liabilities in that currency, they create a foreign currency open position.
Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.
Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.
Foreign exchange futures contracts are similar to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.

Credit Derivatives
The Bank uses credit derivatives such as CDS and total return swaps in managing risks of the Bank’s corporate loan portfolio and other cash instruments. Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations. The Bank uses credit derivatives to mitigate industry concentration and borrower-specific exposure as part of the Bank’s portfolio risk management techniques. The credit, legal, and other risks associated with these transactions are controlled through well established procedures. The Bank’s policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counter-parties is managed through the same approval, limit, and monitoring processes that is used for all counterparties to which the Bank has credit exposure.

TD Bank Group Q2 2011 U.S. GAAP Reconciliation

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.

Other Derivatives
The Bank also transacts equity and commodity derivatives in both the exchange and OTC markets.
Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks, or a single stock. These contracts sometimes include a payment in respect of dividends.
Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks, or single stock at a contracted price. Options are transacted both OTC and through exchanges.
Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.
Commodity contracts include commodity forward, futures, swaps, and options, such as precious metals and energy-related products in both OTC and exchange markets.
The Bank issues certain loan commitments to customers in Canada at a fixed price. These funding commitments are accounted for as derivatives if there is past practice of selling the loans shortly after funding. These loan commitments are carried at fair value with the resulting realized and unrealized gains or losses recognized immediately in other income.

NOTIONAL AMOUNTS
The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional principal amounts do not represent the potential gain or loss associated with market risk and are not indicative of the credit risk associated with derivative financial instruments.

EMBEDDED DERIVATIVES
Derivatives may be embedded in other financial instruments (the host instrument). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not held for trading or designated as trading under the fair value option. These embedded derivatives are measured at fair value with subsequent changes recognized in trading income.
Certain of the Bank’s deposit obligations that vary according to the performance of certain equity levels or indices may be subject to a guaranteed minimum redemption amount and have an embedded derivative. The Bank accounts for the embedded derivative of such variable obligations at fair value with changes in fair value reflected in other income as they arise. The Bank does not expect significant future earnings volatility as the embedded derivatives are effectively hedged. The fair value of the embedded derivatives are recorded on the Interim Consolidated Balance Sheet as derivatives.

TD Bank Group Q2 2011 U.S. GAAP Reconciliation

Fair Value of Derivatives
(millions of Canadian dollars)				As at
	April 30, 2011		October 31, 2010
	Fair value		Fair Value
	Positive	Negative	Positive	Negative
Derivative financial instruments held or issued for trading purposes
Interest rate contracts
Futures	$-	$-	$1	$1
Forward rate agreements	12	10	17	12
Swaps	14,253	15,024	19,846	19,872
Options written	-	518	-	642
Options purchased	554	-	641	-
Total interest rate contracts	14,819	15,552	20,505	20,527
Foreign exchange contracts
Forward contracts	6,553	7,498	5,385	5,734
Swaps	2,566	1,338	2,240	881
Cross-currency interest rate swaps	12,335	17,080	9,395	14,090
Options written	-	989	-	829
Options purchased	969	-	800	-
Total foreign exchange contracts	22,423	26,905	17,820	21,534
Credit derivatives
Credit default swaps - protection purchased	30	61	70	65
Credit default swaps - protection sold	35	35	52	65
Total credit derivative contracts	65	96	122	130
Other contracts
Equity contracts	3,070	3,506	2,146	2,772
Commodity contracts	1,077	678	775	711
	4,147	4,184	2,921	3,483
Fair value - trading	$41,454	$46,737	$41,368	$45,674
Derivative financial instruments held or issued for non-trading purposes
Interest rate contracts
Forward rate agreements	$1	$2	$5	$7
Swaps	4,234	3,651	6,972	5,215
Options written	6	57	7	5
Options purchased	15	2	30	3
Total interest rate contracts	4,256	3,712	7,014	5,230
Foreign exchange contracts
Forward contracts	1,179	1,136	845	523
Swaps	46	-	27	-
Cross-currency interest rate swaps	1,660	2,200	1,191	1,294
Total foreign exchange contracts	2,885	3,336	2,063	1,817
Credit derivatives
Credit default swaps - protection purchased	40	104	66	93
Total credit derivative contracts	40	104	66	93
Other contracts
Equity contracts	1,573	1,144	1,164	871
Fair value - non-trading	$8,754	$8,296	$10,307	$8,011
Total fair value	$50,208	$55,033	$51,675	$53,685

TD Bank Group Q2 2011 U.S. GAAP Reconciliation

The following table distinguishes the derivative financial instruments held or issued for non-trading purposes between those that have been designated in qualifying hedge accounting relationships and those which have not been designated in qualifying hedge accounting relationships.

Fair Value of Non-Trading Derivatives
(millions of Canadian dollars)				As at
				April 30, 2011
	Derivative assets			Derivative liabilities
	Derivatives in qualifying hedging relationships	Derivatives not in qualifying hedging relationships	Total	Derivatives in qualifying hedging relationships	Derivatives not in qualifying hedging relationships	Total
Derivatives held or issued for non-trading purposes
Interest rate contracts
Forward rate agreements	$-	$1	$1	$-	$2	$2
Swaps	2,116	2,118	4,234	608	3,043	3,651
Options written	-	6	6	-	57	57
Options purchased	-	15	15	-	2	2
Total interest rate contracts	2,116	2,140	4,256	608	3,104	3,712
Foreign exchange contracts
Forward contracts	1,156	23	1,179	1,108	28	1,136
Swaps	46	-	46	-	-	-
Cross-currency interest rate swaps	616	1,044	1,660	1,533	667	2,200
Total foreign exchange contracts	1,818	1,067	2,885	2,641	695	3,336
Credit derivatives
Credit default swaps - protection purchased	-	40	40	-	104	104
Total credit derivatives	-	40	40	-	104	104
Other contracts
Equity contracts	-	1,573	1,573	-	1,144	1,144
Total other contracts	-	1,573	1,573	-	1,144	1,144
Fair value - non-trading	$3,934	$4,820	$8,754	$3,249	$5,047	$8,296

TD Bank Group Q2 2011 U.S. GAAP Reconciliation

(millions of Canadian dollars)	As at
	October 31, 2010
	Derivative assets			Derivative liabilities
	Derivatives in qualifying hedging relationships	Derivatives not in qualifying hedging relationships	Total	Derivatives in qualifying hedging relationships	Derivatives not in qualifying hedging relationships	Total
Derivatives held or issued for non-trading purposes
Interest rate contracts
Forward rate agreements	$-	$5	$5	$-	$7	$7
Swaps	3,660	3,312	6,972	595	4,620	5,215
Options written	-	7	7	-	5	5
Options purchased	30	-	30	-	3	3
Total interest rate contracts	3,690	3,324	7,014	595	4,635	5,230
Foreign exchange contracts
Forward contracts	841	4	845	517	6	523
Swaps	27	-	27	-	-	-
Cross-currency interest rate swaps	453	738	1,191	960	334	1,294
Total foreign exchange contracts	1,321	742	2,063	1,477	340	1,817
Credit derivatives
Credit default swaps - protection purchased	-	66	66	-	93	93
Total credit derivatives	-	66	66	-	93	93
Other contracts
Equity contracts	-	1,164	1,164	-	871	871
Total other contracts	-	1,164	1,164	-	871	871
Fair value - non-trading	$5,011	$5,296	$10,307	$2,072	$5,939	$8,011

The following tables disclose the impact of derivatives and hedged items, where appropriate, on the Interim Consolidated Statement of Income and on the Interim Consolidated Statement of Other Comprehensive Income for the six months ended April 30, 2011.

Fair Value Hedges
(millions of Canadian dollars)	For the six months ended April 30, 2011
	Amounts recognized in income on derivatives1	Amounts recognized in income on hedged items1	Hedge ineffectiveness2	Amounts excluded from the assessment of hedge effectiveness3
Fair value hedges
Interest rate contracts	$96	$(89)	$7	$(29)
Total income (loss)	$96	$(89)	$7	$(29)

(millions of Canadian dollars)	For the six months ended April 30, 2010
	Amounts recognized in income on derivatives1	Amounts recognized in income on hedged items1	Hedge ineffectiveness2	Amounts excluded from the assessment of hedge effectiveness3
Fair value hedges
Interest rate contracts	$32	$(38)	$(6)	$(53)
Total income (loss)	$32	$(38)	$(6)	$(53)
1	Amounts are recorded in net interest income.
2	Amounts are recorded in non-interest income.
3	Amounts are recorded in non-interest income and represent excluded components on the derivatives. The amount is predominantly offset in net interest income by the basis amortization of hedged item.

TD Bank Group Q2 2011 U.S. GAAP Reconciliation

Cash Flow and Net Investment Hedges
(millions of Canadian dollars)	For the six months ended April 30, 2011
	Amounts recognized in OCI on derivatives1	Amounts reclassified from OCI into income1, 2	Hedge ineffectiveness3	Amounts excluded from the assessment of hedge effectiveness3
Cash Flow Hedges
Interest rate contracts	$(827)	$819	$-	$-
Foreign exchange contracts	(827)	6	-	-
Other contracts	129	112	-	-
Total income (loss)	$(1,525)	$937	$-	$-
Net investment hedges
Foreign exchange contracts4	$1,491	$-	$-	$32

(millions of Canadian dollars)	For the six months ended April 30, 2010
	Amounts recognized in OCI on derivatives1	Amounts reclassified from OCI into income1, 2	Hedge ineffectiveness3	Amounts excluded from the assessment of hedge effectiveness3
Cash Flow Hedges
Interest rate contracts	$256	$1,204	$(1)	$-
Foreign exchange contracts	(547)	(10)	-	-
Other contracts	198	151	6	-
Total income (loss)	$(93)	$1,345	$5	$-
Net investment hedges
Foreign exchange contracts4	$731	$-	$-	$(4)
1	Other comprehensive income is presented on a pre-tax basis.
2	Amounts are recorded in net interest income.
3	Amounts are recorded in non-interest income.
4	Includes non-derivative instruments designated as hedging instruments in qualifying hedge accounting relationships.

The following table presents gains (losses) on non-trading derivatives that have not been designated in qualifying hedge accounting relationships for the six months ended April 30, 2011. These gains (losses) are partially offset by gains (losses) recorded in the Interim Consolidated Statement of Income and in other comprehensive income on related non-derivative instruments.

Gains (Losses) on Non-Trading Derivatives not Designated in Qualifying Hedge Accounting Relationships1
(millions of Canadian dollars)	For the six months ended
	April 30, 2011	April 30, 2010
Interest rate contracts	$155	$(70)
Foreign exchange contracts	(7)	(6)
Credit derivatives	(7)	(68)
Equity	156	235
Other contracts	-	(2)
Total	$297	$89
1	Amounts are recorded in non-interest income.

TD Bank Group Q2 2011 U.S. GAAP Reconciliation

The following table presents the notional principal balances for the Bank’s OTC and exchange-traded derivative financial instruments as at April 30, 2011.

Over-the-Counter and Exchange-Traded Derivatives
(billions of Canadian dollars)	April 30, 2011					October 31, 2010
	Trading
Notional principal	Over-the- counter	Exchange- traded	Total	Non- trading	Total	Total
Interest rate contracts
Futures	$-	$419.6	$419.6	$-	$419.6	$255.4
Forward rate agreements	74.5	-	74.5	1.0	75.5	56.7
Swaps	1,264.1	-	1,264.1	355.6	1,619.7	1,346.3
Options written	37.7	32.4	70.1	4.9	75.0	50.9
Options purchased	33.5	41.3	74.8	2.1	76.9	59.0
Total interest rate contracts	1,409.8	493.3	1,903.1	363.6	2,266.7	1,768.3
Foreign exchange contracts
Futures	-	63.1	63.1	-	63.1	17.5
Forward contracts	331.3	-	331.3	38.5	369.8	380.9
Swaps	19.4	-	19.4	0.2	19.6	20.4
Cross-currency interest rate swaps	319.5	-	319.5	23.8	343.3	337.2
Options written	38.6	-	38.6	-	38.6	53.7
Options purchased	34.2	-	34.2	-	34.2	44.5
Total foreign exchange contracts	743.0	63.1	806.1	62.5	868.6	854.2
Credit derivatives
Credit default swaps - protection purchased	3.9	-	3.9	4.8	8.7	10.0
Credit default swaps - protection sold	2.8	-	2.8	-	2.8	3.7
Total credit derivative contracts	6.7	-	6.7	4.8	11.5	13.7
Other contracts
Equity contracts	37.5	12.3	49.8	20.8	70.6	65.2
Commodity contracts	9.8	5.9	15.7	-	15.7	12.5
Total other contracts	47.3	18.2	65.5	20.8	86.3	77.7
Total	$2,206.8	$574.6	$2,781.4	$451.7	$3,233.1	$2,713.9

DERIVATIVE-RELATED RISKS

Market Risk
Derivatives, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry.
The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. This market risk is managed by senior officers responsible for the Bank’s trading business and is monitored independently by the Bank’s Risk Management Group.

Credit Risk
Credit risk on derivatives, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank. The Treasury Credit area within Wholesale Banking is responsible for implementing and ensuring compliance with credit policies established by the Bank for the management of derivative credit exposures.
Derivative-related credit risks are subject to the same credit approval, limit, and monitoring standards that are used for managing other transactions that create credit exposure. This includes evaluating the creditworthiness of counterparties, and managing the size, diversification, and maturity structure of the portfolios. The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral, and other risk mitigation techniques. Master netting agreements reduce risk to the Bank by allowing the Bank to close out and net transactions with counterparties subject to such agreements upon the occurrence of certain events. The effect of these master netting agreements is shown in the table below entitled “Current Replacement Cost of Derivatives”.
Also shown in the table entitled “Current Replacement Cost of Derivatives”, is the current replacement cost, which is the positive fair value of all outstanding derivative financial instruments, and represents the Bank’s maximum derivative credit exposure.

TD Bank Group Q2 2011 U.S. GAAP Reconciliation

Current Replacement Cost of Derivatives
(millions of Canadian dollars)	Canada1		United States1		Other international1		Total
By sector	April 30 2011	October 31 2010	April 30 2011	October 31 2010	April 30 2011	October 31 2010	April 30 2011	October 31 2010
Financial	$29,478	$30,422	$1,488	$976	$9,590	$8,706	$40,556	$40,104
Government	4,602	5,901	2	105	210	571	4,814	6,577
Other	2,758	2,655	765	1,108	613	627	4,136	4,390
Current replacement cost	$36,838	$38,978	$2,255	$2,189	$10,413	$9,904	$49,506	$51,071
Less: impact of master netting agreements and collateral							40,850	42,909
Total	$36,838	$38,978	$2,255	$2,189	$10,413	$9,904	$8,656	$8,162

			April 30 2011	October 31 2010
By location of risk2	April 30, 2011	October 31, 2010	% mix	% mix
Canada	$4,356	$3,737	50.3%	45.8%
United States	1,845	1,820	21.3	22.3
International
United Kingdom	646	332	7.5	4.1
Europe - other	840	1,252	9.7	15.3
Other	969	1,021	11.2	12.5
Total international	2,455	2,605	28.4	31.9
Total current replacement cost	$8,656	$8,162	100.0%	100.0%
1	Based on geographic location of unit responsible for recording revenue.
2	After impact of master netting agreements and collateral.

Certain of the Bank’s derivative contracts are governed by master derivative agreements having provisions that may permit our counter-parties to require, upon the occurrence of a certain contingent event, (i) the posting of collateral or other acceptable remedy such as assignment of the affected contracts to an acceptable counterparty, or (ii) settlement of outstanding derivative contracts. Most often, these contingent events are in the form of a downgrade of the senior debt ratings of the Bank, either as counterparty or as guarantor of one of the Bank’s subsidiaries. At April 30, 2011, the aggregate net liability position of those contracts would require (i) the posting of collateral or other acceptable remedy totalling $5.1 million (October 31, 2010 - $9.1 million) in the event of a one-notch or two-notch downgrade in the Bank’s senior debt ratings and (ii) funding totalling nil (October 31, 2010 - nil) following the termination and settlement of outstanding derivative contracts in the event of a one-notch or two-notch downgrade in the Bank’s senior debt ratings.
Certain of the Bank’s derivative contracts are governed by master derivative agreements having credit support provisions that permit our counterparties to call for collateral depending on the net mark-to-market exposure position of all derivative contracts governed by that master derivative agreement. Some of these agreements may permit our counterparties to require, upon the downgrade of the senior debt ratings of the Bank, to post additional collateral. As at April 30, 2011, the fair value of all derivative instruments with credit risk related contingent features in a net liability position was $14.6 billion (October 31, 2010 - $11.9 billion). The Bank has posted $11.6 billion (October 31, 2010 - $8.8 billion) of collateral for this exposure in the normal course of business. At April 30, 2011, the impact of a one-notch down-grade in the Bank’s senior debt ratings would require the Bank to post an additional $0.6 billion (October 31, 2010 - $0.6 billion) of collateral to that posted in the normal course of business. A two-notch downgrade in the Bank’s senior debt ratings would require the Bank to post an additional $1.7 billion (October 31, 2010 - $1.7 billion) of collateral to that posted in the normal course of business.

(q) COMPARATIVE AMOUNTS
Certain comparative amounts have been reclassified to conform with the presentation adopted in 2011.

TD Bank Group Q2 2011 U.S. GAAP Reconciliation